Exhibit 99.1

I-Mab Appoints U.S. Auditor, PricewaterhouseCoopers LLP (PwC)

Engagement is part of I-Mab’s commitment to transition to a U.S.-based biotech

PwC to serve as independent registered public accounting firm for FY 2024

ROCKVILLE, MD, August 7, 2024 – I-Mab (NASDAQ: IMAB) (“I-Mab”, the “Company”), a U.S.-based, global biotech company, exclusively focused on the development and potential commercialization of highly differentiated immunotherapies for the treatment of cancer, today announced that the Audit Committee of its Board of Directors has approved the appointment of PricewaterhouseCoopers LLP (U.S.) (“PwC US”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024, effective immediately.

“I-Mab continues to achieve excellent progress towards our strategic objective of becoming a U.S.-based biotech,” said Sean Fu, PhD, Board Member and Interim Chief Executive Officer of I-Mab. “The appointment of PwC US as our U.S. auditor is another important milestone in this transition, underscoring our progress and commitment to the strategy and vision defined by the Board."

I-Mab expects that the transition to a U.S. audit firm will enable the Company to continue to comply with the audit requirements of the Holding Foreign Companies Accountable Act and facilitate the continued transition of the Company to a full-fledged U.S.-based biotech company. This transition was not the result of any disagreements, reportable events, modified opinions, or unresolved matters with the Company’s previous auditor, and no matters regarding the transition need to be brought to the attention of the Company’s shareholders.

“We are enthusiastic to work with PwC US and believe that their engagement as our U.S. auditor aligns with the long-term interests of our shareholders,” said Joseph Skelton, Chief Financial Officer of I-Mab. “We continue to grow and advance our organization and corporate governance with a focus on supporting I-Mab’s long-term growth and look forward to keeping investors up to date on our progress.”

For more information on this change in the Company’s independent registered public accounting firm, please refer to the 6-K filing that the Company filed with the U.S. Securities and Exchange Commission (“SEC”) today, available on the Company’s website at www.i-mabbiopharma.com and on the SEC’s website at www.sec.gov.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company, exclusively focused on the development and potential commercialization of highly differentiated immunotherapies for the treatment of cancer.

I-Mab has established operations in Rockville, Maryland. For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn and X.

Forward Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plan”, “promise”, “potential”, “estimate”, “confident”, “explore”, “optimistic about”, “look forward to”, and similar terms or the negative thereof. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. The forward-looking statements in this press release include, without limitation, statements regarding the engagement of PwC US and expectations relating to the impact of such engagement on compliance with audit requirements and the Company’s transition to a U.S.-based biotech company. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or New Drug Application/Biologics License Application approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and discussions of potential risks, uncertainties, and other important factors in I-Mab’s most recent annual report on Form 20-F and I-Mab’s subsequent filings with the SEC. I-Mab may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Contacts

Investors & Media
Tyler Ehler
Senior Director, Investor Relations
IR@imabbio.com